UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Centerline Holding Company
(Name of Issuer)

Common Shares of Beneficial Interest
(Title of Class of Securities)

15188T108
(CUSIP Number)

Paul D. Ginsberg, Esq. and Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 15188T108	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Otsego Shares, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

(1) All share information in this Schedule 13D reflects the reverse stock split and forward stock split of the Issuer's Common Shares effective March 14, 2013.

CUSIP No. 15188T108	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Otsego Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

CUSIP No. 15188T108	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

CUSIP No. 15188T108	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt ELP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON PN (Limited partnership)

CUSIP No. 15188T108	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HB GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

CUSIP No. 15188T108	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James C. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON IN (Individual)

CUSIP No. 15188T108	SCHEDULE 13D	Page 8 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marion L. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON IN (Individual)

CUSIP No. 15188T108	SCHEDULE 13D	Page 9 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Woodley L. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON IN (Individual)

CUSIP No. 15188T108	SCHEDULE 13D	Page 10 of 15

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Common Shares, issued by the Issuer, and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 2, 2013 (the “Initial Schedule 13D”), on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

“This Schedule 13D is being filed on behalf of Otsego Shares, LLC, a Delaware limited liability company (“Otsego Shares”), Otsego Holdings, LLC, a Delaware limited liability company, the sole member of Otsego Shares (“Otsego Holdings”), Hunt Capital Partners, LLC, a Delaware limited liability company, the non-member manager of Otsego Holdings (“HCP”), Hunt ELP, Ltd., a Texas limited partnership, the sole member and manager of HCP (“Hunt ELP”), HB GP, LLC, a Nevada limited liability company, the general partner of Hunt ELP (“HB GP”), James C. Hunt, an individual, a non-member manager of HB GP, Marion L. Hunt, an individual, a member manager of HB GP, and Woodley L. Hunt, an individual, a member of HB GP (collectively, the “Reporting Persons”).

This Schedule 13D relates to common shares of beneficial interests (“Common Shares”) of Centerline Holding Company, a Delaware statutory trust (the “Issuer”).  The address of Issuer’s principal executive office is 100 Church Street, 15th Floor, New York, New York 10007.”

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following at the end thereof:

4.	(a)	Hunt ELP, Ltd.
(b)	Hunt ELP’s business address is 4401 North Mesa Street, El Paso, Texas 79902.
(c)	Hunt ELP’s principal business is to serve as a holding company for HCP Pacific, LLC, a Delaware limited liability company, and other entities.
(d) and (e)   During the last five years, Hunt ELP has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Hunt ELP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

5.	(a)	HB GP, LLC
(b)	HB GP’s business address is 4401 North Mesa Street, El Paso, Texas 79902.
(c)	HB GP’s principal business is to serve as the general partner of Hunt ELP.
(d) and (e)   During the last five years, HB GP has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which HB GP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

6.	(a)	James C. Hunt
(b)	James C. Hunt’s address is c/o Hunt Development Group, LLC, 980 North Michigan Avenue, Suite 1150, Chicago, Illinois 60611.
(c)	James C. Hunt’s principal occupation is to act as chief information officer of Hunt Companies, Inc. and as manager of HB GP.
(d) and (e)   During the last five years, James C Hunt has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which

CUSIP No. 15188T108	SCHEDULE 13D	Page 11 of 15

James C. Hunt was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

7.	(a)	Marion L. Hunt
(b)	Marion L. Hunt’s address is c/o Hunt ELP, Ltd., 4401 North Mesa Street, El Paso, Texas 79902.
(c)	Marion L. Hunt’s principal occupation is to act as chief operating officer of Hunt Companies, Inc. and as member as well as manager of HB GP.
(d) and (e)   During the last five years, Marion L. Hunt has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Marion L. Hunt was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

8.	(a)	Woodley L. Hunt
(b)	Woodley L. Hunt’s address is c/o Hunt ELP, Ltd., 4401 North Mesa Street, El Paso, Texas 79902.
(c)	Woodley L. Hunt’s principal occupation is to act as chief executive officer of Hunt Companies, Inc. and as member of HB GP.
(d) and (e)   During the last five years, Woodley L. Hunt has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Woodley L. Hunt was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following at the end thereof:

“On May 13, 2013, representatives of certain of the Reporting Persons and representatives of the Issuer had a meeting to discuss the entry into negotiations for a definitive agreement between the parties regarding a merger transaction with the Issuer.  In connection with that meeting, on May 13, 2013, HCP and the Issuer entered into a Standstill and Exclusivity Agreement (the “Exclusivity Agreement”), pursuant to which HCP and the Issuer have determined to negotiate to enter into a definitive agreement with respect to a transaction (the “Transaction”) by the end of the period commencing on May 13, 2013 and ending on the earliest of (i) 11:59 p.m. EDT on May 16, 2013 and (ii) the time that HCP determines that the Issuer is no longer negotiating in good faith to effect a Transaction with HCP (the “Standstill/Exclusivity Period”).

Pursuant to certain provisions in the Exclusivity Agreement, HCP agreed that during the Standstill/Exclusivity Period, HCP will not, directly or indirectly, acting alone or in concert with others, unless specifically invited by the board of trustees of the Issuer, (i) commence, or announce its intention to commence, a tender or exchange offer pursuant to Regulation 14D under the Securities Exchange Act of 1934, for any and all Common Shares of the Issuer, (ii) commence a proxy solicitation with respect to a meeting of the Issuer’s shareholders, (iii) nominate trustees to the board of the Issuer and (iv) submit any proposal to the Issuer’s shareholders (each of (i) through (iv), a “Specified Action”).

Pursuant to certain provisions in the Exclusivity Agreement, the Issuer agreed that during the Standstill/Exclusivity Period, neither the Issuer nor anyone acting on its behalf will: (i) engage in negotiations with or provide any information to any person, other than HCP or its designee, concerning any

CUSIP No. 15188T108	SCHEDULE 13D	Page 12 of 15

Acquisition Proposal (as defined in the Exclusivity Agreement), or (ii) solicit, initiate or encourage the submission of any inquiry or proposal contemplating any Acquisition Proposal.  In the event that the Issuer receives or learns of any Acquisition Proposal during the Standstill/Exclusivity Period, the Issuer will immediately notify HCP in writing of all of the material terms of such Acquisition Proposal.  During the Standstill/Exclusivity Period, the Issuer agreed to negotiate with HCP to attempt to reach mutual agreement on a Transaction.

During the period from May 13, 2013 to the termination of the Exclusivity Agreement in accordance with its terms, the Issuer must conduct its operations in the ordinary course of business consistent with past practice and must preserve intact the business organization of the Issuer to preserve the goodwill of customers, suppliers and all other persons having business relationships with the Issuer.

This summary description of the material terms of the Exclusivity Agreement is qualified in its entirety by reference to the complete terms of the Exclusivity Agreement, which is attached hereto as Exhibit 4 and is incorporated herein by reference.

Subject to the terms of the Exclusivity Agreement, the Reporting Persons intend to meet with management, the board of trustees of the Issuer, and other shareholders of the Issuer and/or formulate plans or proposals regarding the Issuer or its securities.  Such actions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of this statement.  Reporting Persons may, subject to any obligations set forth in the Exclusivity Agreement, take any action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in Item 4.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and restated as follows:

“(a)
– (b)  Otsego Shares, Otsego Holdings, HCP, Hunt ELP, HB GP, James C. Hunt, Marion L. Hunt and Woodley L. Hunt share beneficial ownership over 978,274 of the Common Shares, or 41.1% of the Issuer’s outstanding Common Shares.  Hunt ELP, as the sole member and manager of HCP, the non-member manager of Otsego Holdings, the sole member of Otsego Shares, has voting and dispositive powers over the Common Shares beneficially owned by the Reporting Persons.  HB GP, as the general partner of Hunt ELP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Shares beneficially owned by the Reporting Persons.  By virtue of James C. Hunt's position as non-member manager of HB GP, James C. Hunt may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Shares beneficially owned by the Reporting Persons and, therefore, James C. Hunt may be deemed to be the beneficial owner of 978,274 of the Common Shares.  By virtue of Marion L. Hunt's position as managing member of HB GP, Marion L. Hunt may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Shares beneficially owned by the Reporting Persons and, therefore, Marion L. Hunt may be deemed to be the beneficial owner of 978,274 of the Common Shares.  By virtue of Woodley L. Hunt's position as a member of HB GP, Woodley L. Hunt may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Shares beneficially owned by the Reporting Persons and, therefore, Woodley L. Hunt may be deemed to be the beneficial owner of 978,274 of the Common Shares.”

Except as set forth above, Item 5 of the Initial Schedule 13D remains unchanged.

CUSIP No. 15188T108	SCHEDULE 13D	Page 13 of 15

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description in Item 4 of the Exclusivity Agreement and the terms therein is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended to add the following:

4.	Standstill and Exclusivity Agreement, dated May 13, 2013, by and between the Centerline Holding Company and Hunt Capital Partners, LLC.

CUSIP No. 15188T108	SCHEDULE 13D	Page 14 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2013

OTSEGO SHARES, LLC

By:	Otsego Holdings, LLC,
its sole member

By:	Hunt Capital Partners, LLC,
its non-member manager

By:	/s/ Alan T. Fair
Name:	Alan T. Fair
Title:	President

OTSEGO HOLDINGS, LLC

By:	Hunt Capital Partners, LLC,
its non-member manager

By:	/s/ Alan T. Fair
Name:	Alan T. Fair
Title:	President

HUNT CAPITAL PARTNERS, LLC

By:	/s/ Alan T. Fair
Name:	Alan T. Fair
Title:	President

HUNT ELP, LTD.

By:	HB GP, LLC,
its general partner

By:	/s/ Marion L. Hunt
Name:	Marion L. Hunt
Title:	Manager

HB GP, LLC

By:	/s/ Marion L. Hunt
Name:	Marion L. Hunt
Title:	Manager

/s/ James C. Hunt
James C. Hunt

/s/ Marion L. Hunt
Marion L. Hunt

CUSIP No. 15188T108	SCHEDULE 13D	Page 15 of 15

/s/ Woodley L. Hunt
Woodley L. Hunt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)